EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
GE Interlogix, Inc. 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement No. 333-83164 on Form S-8 of General Electric Company of our report dated June 25, 2004, with respect to the statements of net assets available for benefits of the GE Interlogix, Inc. 401(k) Retirement Plan (formerly Interlogix, Inc. 401(k) Retirement Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of GE Interlogix, Inc. 401(k) Retirement Plan.

/s/ KPMG LLP
Austin, Texas
June 28, 2004